UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)
                            ------------------------

                           AMERICAN INDEPENDENCE CORP.
                       (Name of Subject Company (Issuer))
                            ------------------------

                          Independence Holding Company
                                       and
                          Madison Investors Corporation
                                   (Offerors)
     (Name of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   026760 40 5
                      (CUSIP Number of Class of Securities)

                                Teresa A. Herbert
                        c/o Independence Holding Company
                             96 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 358-8000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                            ------------------------

                                    Copy to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
                            ------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|    third-party tender offer subject to Rule 14d-1.
|_|    issuer tender offer subject to Rule 13e-4.
|_|    going-private transaction subject to Rule 13e-3.
|X|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                            ------------------------

      This Final Amendment to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Independence Holding Company ("IHC"), a Delaware corporation, and Madison Investors Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of IHC, with the Securities and Exchange Commission (the "SEC") on February 18, 2003. This Schedule TO relates to the tender offer by the Purchaser to purchase up to 1,000,000 shares of common stock, par value $0.01 per share, of American Independence Corp. (the "Company"), a Delaware corporation, at a price of $9.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 2003 and the related letter of transmittal, which, as amended or supplemented from time to time, constitute the offer.

      The offer expired at 5:00 p.m., New York City time, on April 22, 2003. The Company has been advised by the depositary for the offer that the depositary's final count indicated that a total of 3,752,838 shares of common stock were properly tendered, which is in excess of the 1,000,000 shares the Purchaser had offered to purchase. Based on the final count, the proration factor is 26.6465%. Accordingly, on or about April 30, 2003, the depositary will issue payment for 1,000,000 shares validly tendered and accepted for payment under the offer and return a total of 2,752,838 shares not purchased. The shares purchased constitute approximately 12% of the total number of shares outstanding prior to the offer.

Items 1 to 9 and 11

The last paragraph on page 18 of the Offer to Purchase is amended in its entirety to read as follows:

      "These conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser, in whole or in part, at any time and from time to time prior to the expiration of the offer in its reasonable discretion. The failure by the Purchaser at any time to exercise any of its rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the offer."


Item 12.  Exhibits.

Item 12 is amended by adding the following exhibit:

99.1      Press Release of Independence Holding Company dated April 29, 2003

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          By: /s/ Teresa A. Herbert
                                             --------------------------------
                                             Name:  Teresa A. Herbert
                                             Title: Vice President and Chief
                                                    Financial Officer


Dated:  April 30, 2003